UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 13, 2006

Mr. Robert M. Shields, Chief Executive Officer
Piedmont Mining Company, Inc.
18124 Wedge Parkway, Suite 214
Reno, Nevada 89511


      Re:	Piedmont Mining Company, Inc.
		Amendment 3 to Registration Statement on Form SB-2
      Filed September 6, 2006
		File No. 333-135376

Dear Mr. Shields:

      We have reviewed your response letter dated September 5, 2006, and the revised registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A-3 filed on September 5, 2006

Summary of Financial Information, page 3

1. Please refer to the financial information as restated for each period that the restatement applies. Additionally, direct readers to disclosure in your document that explains the nature and reasons for
the restatement of the financial information.  Refer to paragraph
17
of APBO No. 9.

Financial Statements for the Fiscal Quarter Ended June 30, 2006

2. Please refer to the financial statements as "restated." This comment applies to all financial statements reported in the filing that have been restated.

8. Stock Based Compensation and Other Equity Transactions, page F-
12

3. We note your reconciliation in response to prior comment number three. Please tell us whether or not you have reported the correction of an error, as defined in paragraph 2(h) of SFAS 154, with respect to the amount shown as contributed capital for the issuance of stock warrants, totaling $119,781, in your consolidated statements of stockholders` deficit filed with your Form SB-2/A-3 on September 5,
2006. In this regard, the amount reported in your Form SB-2/A-1 filed on August 16, 2006 and referenced in our prior comment totaled $45,435.

4. In addition, please expand your disclosure to explain the reason for the difference between the amount you disclose as the fair market value of warrants issued during the period and the amount reflected in the consolidated statement of stockholders` deficit. We note from the explanation you provided in your response that you "issued stock warrants both as independent equity instruments and stock warrants sold as units." This explanation appears to differ from your disclosure on page F-15 that "These warrants were issued with the common stock sold during that time."

12. Restatement of Consolidated Financial Statements, page F-19

5. Please expand your footnote 12 for all financial statements presented in this registration statement to disclose per-share amounts affected for each period presented, as required by paragraph 26(a) of
SFAS 154.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      				Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	J. Goeken
	J. Davis
	C. Moncada-Terry

      VIA FACSIMILE
      Scott Bartel
      Bullivant Houser Bailey PC
      916-930-2501
Mr. Robert M. Shields
Piedmont Mining Company, Inc.
Date
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